August 23, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Martin James
Senior Assistant Chief Accountant

Re:    Rudolph Technologies, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 16, 2017
File No. 1-36226

Dear Mr. James:

On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated August 15, 2017. The responses below have been numbered to correspond with the comments in your August 15, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Item 7A Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 37

COMMENT 1

You disclose the impact on the foreign-currency denominated non-operating expenses of your foreign subsidiaries as a result of a hypothetical 10% change in the U.S. dollar relative to their reporting currencies. As we note that non-operating expenses represent only 3% of total expenses reported in fiscal 2016, please clarify for us how you have complied with the requirements of Item 305(a)(ii), which require you to disclose the potential loss on future earnings resulting from one or more selected hypothetical changes in foreign currency exchange rates over a selected period of time. Otherwise, revise future filings to fully comply with the Item. Refer to the instructions to paragraph 305(a)(ii) of Regulation S-K.

RESPONSE TO COMMENT 1

We advise the staff that in accordance with Item 305(a)(ii) we are disclosing the potential impact to future earnings of market rate sensitive instruments resulting from a hypothetical change in foreign currency exchange rates. Our exposure to foreign currency exchange rate fluctuations arise from intercompany balances between our U.S. headquarters and that of our foreign owned entities. Our intercompany balances are denominated in U.S. dollars. Since each foreign entity's functional currency is generally denominated in its local currency, there is exposure to foreign exchange risk when the foreign entity’s intercompany balance is remeasured at a reporting date, resulting in transaction gains or losses. The intercompany balance, exposed to foreign currency risk, as of December 31, 2016 was approximately $30.8 million. A hypothetical change of 10% in the relative value of the U.S. dollar versus local functional currencies could result in approximately $3.4 million in foreign currency exchange losses / (gains) which would be recorded as non-operating expense in other expense (income) in our Consolidated Statements of Operations.

We further advise the staff that in future filings, we will provide the above assumptions underlying our foreign currency exposure and are necessary to understand the disclosure under paragraph (a)(1)(ii)(A) of Item 305.

Schedule of Valuation and Qualifying Accounts, page F-36

COMMENT 2

In light of the guidance in SAB Topic 5.BB and ASC 330-10-35-14 indicating that a write-down in the carrying amount of an inventory item from cost to net realizable value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, in future filings please revise to remove the information relating to the inventory allowance/reserve as compliance with that guidance would not result in a valuation account. Further, please note that amounts recorded in separate accounts to recognize obsolete and slow-moving inventory are not considered reserves for the purpose of this schedule because those amounts in substance represent normal adjustments / impairment of inventory rather than true "reserves”.

RESPONSE TO COMMENT 2

We advise the staff that in future filings, we will remove the information relating to inventory allowance / reserve from our “Schedule of Valuation and Qualifying Accounts”.

We trust that you will find the foregoing responsive to your comments. We acknowledge that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/S/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Michael P. Plisinski (Rudolph Technologies, Inc.)
Robert A. Koch (Rudolph Technologies, Inc.)
Rudolph Technologies, Inc - Audit Committee